UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

The Savannah Bancorp, Inc. Employee Savings and Profit Sharing Plan
        (Full title of the plan)

The Savannah Bancorp, Inc.
        (Name of issuer of the securities held pursuant to the plan)

Georgia	0-18560	58-1861820
(State of Incorporation)	(SEC FileNo.)	(Tax ID No.)

        25 Bull Street, Savannah, GA 31401
(Address of the Plan and Principal Executive Offices of Issuer)

Check the appropriate box below if the Form 11-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

(X)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2010. or

( )	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 For the Transition period from _____to .

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Contents

Report of Independent Registered Public Accounting Firm		2

Financial Statements
	Statements of net assets available for benefits	3
	Statement of changes in net assets available for benefits	4
	Notes to financial statements	5-10

Supplemental Schedule
	Schedule H, line 4i, schedule of assets (held at year end)	11

Signatures		12

Exhibit
23.1	Consent of Hancock Askew & Co., LLP

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Savannah Bancorp, Inc. Employee Savings & Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at year end) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
July 25, 2011

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

ASSETS

Investments, at fair value
Money market funds	$-	$15,751
Mutual funds	4,544,640	4,264,769
The Savannah Bancorp, Inc. stock fund	1,565,013	1,767,755

Total investments	6,109,653	6,048,275

Employee and employer contributions receivable	14,816	-

Net assets available for benefits	$6,124,469	$6,048,275
The accompanying notes are an integral part of these financial statements.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2010

ADDITIONS TO NET ASSETS

Investment income
Interest and dividends	$144,716
Net depreciation in fair value of investments	(14,926)

Net investment income	129,790

Employee contributions	416,714

Total additions	546,504

DEDUCTIONS FROM NET ASSETS

Benefits paid to participants	470,310

Net increase	76,194

Net assets available for benefits, beginning of year	6,048,275

Net assets available for benefits, end of year	$6,124,469
The accompanying notes are an integral part of this financial statement.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

1.	Description of the Plan
The following description of The Savannah Bancorp, Inc. Employee Savings & Profit Sharing Plan (the Plan) provides only general information. The Plan Sponsor is The Savannah Bancorp, Inc. (the Company or Sponsor).  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan of The Savannah Bancorp, Inc. and Subsidiaries.  The Plan covers all employees of The Savannah Bancorp, Inc. and Subsidiaries who meet eligibility requirements as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

An employee is eligible to participate in the Plan upon the date of hire and attainment of age 21. To receive matching contributions and other employer contributions, the eligible employee must have completed one year of service. One year of service is defined as 1,000 hours of service during a calendar year.

Contributions

Plan participants may elect to contribute between 1% and 50% of pre-tax annual compensation, as defined in the Plan, up to the maximum allowable under the Internal Revenue Code (IRC). Employees may also contribute amounts representing distributions from other qualified defined contribution plans.

The Sponsor may match a discretionary percentage of the eligible participant’s elective deferrals, provided that the participant is employed on the last day of the Plan year unless separation of service during the year was due to death, permanent disability or retirement.  Catch-up contributions made by participants are not matched by the Sponsor.  The Company may also contribute to the Plan amounts which the Board of Directors deems appropriate.  If such additional discretionary contributions are made during the Plan year, they are allocated to the participants on the basis of a fixed amount of their annual compensation. No discretionary matching or profit sharing contributions were made by the Sponsor for the 2010 Plan year.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

1.	Description of the Plan (cont.)
Participant Accounts

Each participant’s account balance is credited with the participant’s contributions, the Sponsor’s contributions, and earnings on the participant’s investments in their account.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers twenty mutual funds and a unitized stock fund of the Sponsor as investment options for participants.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Sponsor’s matching and discretionary profit sharing contributions plus earnings is determined under the following schedule based upon years of service.

		Years of Service	Percentage Vested

		Less than 2	0%
		2	20%
		3	40%
		4	60%
		5	80%
		6	100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments until the balance is depleted.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Participants that have not separated from service with the Sponsor may withdraw funds from their vested account balance upon the attainment of age 59½. Additionally, under certain circumstances of financial hardship, a participant is allowed to withdraw funds from the Plan.

Plan Termination

Although it has not expressed any intent to terminate the Plan, the Company has the right to amend, modify or terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all participant accounts will become 100% vested.  These accounts, which are non-forfeitable, will continue to accrue investment earnings until benefits are paid to the participants in accordance with the terms of the Plan.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

1.	Description of the Plan (cont.)	Administrative Expenses Certain administrative expenses of the Plan are paid directly by the Sponsor.

Forfeited Accounts

Forfeitures of contributions are allocated amongst participants in the Plan. Forfeited matching contributions are allocated to all participants eligible to share in the allocations in the proportion that each participant’s elective deferrals for the year bears to the elective deferrals of all participants for the year. Forfeitures of all other contributions are allocated to all participants eligible to share in the allocations in the same proportion that each participant’s compensation for the year bears to the compensation of all other participants for the year. Unallocated forfeitures totaled $21,901 and $7,181 at December 31, 2010 and 2009, respectively.  In 2010, $7,181 was reallocated to eligible participants.

2.	Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investments

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares quoted at market prices in an active market held by the Plan at year-end.

Payment of Benefits Benefits to participants are recognized as a deduction from net assets when paid.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

2.	Investments	The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31,	2010	2009

		The Savannah Bancorp, Inc. stock fund	$1,565,013		$1,767,755
		Mutual funds
		Accessor Growth Allocation	$1,105,549		$1,045,019
		Accessor Aggressive Growth Allocation	$800,630		$679,775
		Accessor U.S. Gov’t Money Market	$778,613		$830,174
		Accessor Balanced Allocation	$414,644		$463,062
		Dreyfus S&P 500	$307,128	$	*
		* Investment did not represent 5% or more of Plan’s net assets at respective year end.

		During 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		The Savannah Bancorp, Inc. stock fund	$(207,559)
		Mutual funds	192,633

		Net depreciation in fair value of investments	$(14,926)

3.	Related Party Transactions
Certain Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc.  The Trust Company of Sterne, Agee & Leach, Inc. is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include common shares of the Company (The Savannah Bancorp, Inc.), a publicly traded bank holding company, whose shares are listed on the NASDAQ Global Market.  The Company stock investment option is available to participants at their individual election.  To facilitate investment in the stock of the Company, the Plan set up The Savannah Bancorp, Inc. Stock Fund (the Fund). The Fund holds shares of Company stock and invests in a money market fund.  The intent is for the Fund to invest 96% of its assets in stock

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

3.	Related Party Transactions (cont.)
of the Plan Sponsor.  On December 31, 2010, the Fund held 214,686 shares of Company stock valued at $1,503,651, and $61,362 in cash. On December 31, 2009, the Fund held 208,805 shares of Company stock valued at $1,671,082, and $96,673 in cash.  During 2010, the Fund purchased Company stock for $333,078.

Executive officers and anyone else considered an “insider” under the rules of the United States of America Securities and Exchange Commission (SEC) are subject to certain transactional limitations and the SEC insider reporting rules.

4.	Income Tax Status
The Plan obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as sponsored by The Trust Company of Sterne, Agee & Leach, Inc., was in compliance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurement
  Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan

Notes to Financial Statements

6.	Fair Value Measurement (cont.)
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Trust investment assets at fair value, as of December 31, 2010 and 2009.  Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Investment Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Mutual funds
Domestic stock funds	$82,290	$-	$-	$82,290
Bond funds	1,226,814	-	-	1,226,814
Blended funds	3,235,536	-	-	3,235,536
Total mutual funds	4,544,640	-	-	4,544,640
The Savannah Bancorp, Inc. stock fund	1,565,013	-	-	1,565,013

Total investment assets,
at fair value	$6,109,653	$-	$-	$6,109,653

Investment Assets at Fair Value as of December 31, 2009

Mutual funds	$4,264,769	$-	$-	$4,264,769
The Savannah Bancorp, Inc. stock fund	1,767,755	-	-	1,767,755

Total investment assets,
at fair value	$6,032,524	$-	$-	$6,032,524

The Savannah Bancorp, Inc.
Employee Savings & Profit Sharing Plan
EIN: 58-1820860 Plan Number:001

Schedule H, Line 4i, Schedule of Assets (Held at Year End)

December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	T The Trust Company of Sterne, Agee & Leach, Inc.	The Savannah Bancorp, Inc. stock fund	**	$1,565,013
	Forward Funds Management	Forward Growth Allocation Fund	**	1,105,549
		Forward Aggressive Growth Allocation Fund	**	800,630
		Forward Balanced Allocation Fund	**	414,644
		Forward US Government Money Market Fund	**	778,613
		Forward Income Allocation Fund	**	290,047
		Forward Income and Growth Allocation Fund	**	253,579
	T The Dreyfus Corporation	Dreyfus S&P 500 Index Fund	**	307,128
	Pi Pioneer Cullen	Pioneer Cullen Value A	**	9,953
	FeFederated	Federated US 2-5 InstlSv	**	39,078
		Federated Total Return Bond SS	**	119,077
		Federated Kaufmann K	**	33,753
	American Funds	American Funds Europacific Growth R36	**	138,236
		Growth Fund of America R3	**	48,537
	T. T. Rowe Price	T. Rowe Price Retirement 2020 R	**	12,023
		T. Rowe Price Retirement 2030 R	**	62,794
		T. Rowe Price Retirement 2040 R	**	48,542
		T. Rowe Price Retirement Income	**	48,235
		T. Rowe Price Retirement 2015	**	34,127
		T. Rowe Price Retirement 2025	**	95

				$6,109,653
*   Denotes party-in-interest to the Plan.
**  Cost information has not been included in column (d) because all investments are participant directed.

Signatures

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc.
Employee Savings & Profit Plan
Dated: July 28, 2011

/s/ Michael W. Harden, Jr.
By: Michael W. Harden, Jr., CFO

/s/ James M. Joyce
By: James M. Joyce, VP,  Human Resources